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As filed with the Securities and Exchange Commission on April 16, 2002

Registration No. 333-67424

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SILICON IMAGE, INC.
(Exact name of registrant as specified in its charter)

Delaware	77-0396307
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1060 East Arques Avenue
Sunnyvale, California 94085
(408) 616-4000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David D. Lee
President and Chief Executive Officer
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, California 94085
(408) 616-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David K. Michaels, Esq.
Andrew Y. Luh, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, CA 94306
(650) 494-0600

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED APRIL 16, 2002

PROSPECTUS

Silicon Image, Inc.

Up to 6,444,046 Shares of Common Stock

        The 6,444,046 shares of common stock covered by this prospectus were previously issued by Silicon Image in connection with its acquisition of CMD Technology Inc. These shares may be offered and sold over time by the stockholders named in this prospectus under the heading "Selling Stockholders," by their pledgees or donees, or by other transferees that receive the ordinary shares in transfers other than public sales.

        The selling stockholders may sell their Silicon Image shares in the open market at prevailing market prices, or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling stockholders or from the purchaser, and this compensation might be in excess of the compensation customary in the type of transaction involved. See "Plan of Distribution."

        We will not receive any of the proceeds from the sale of these shares.

        Our common stock currently trades on the Nasdaq National Market under the symbol "SIMG". The last reported sale price of our stock on April 15, 2002 was $8.20 per share.

        Investing in our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 5 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is    , 2002

TABLE OF CONTENTS

Summary	3
Risk Factors	5
Use of Proceeds	17
Selling Stockholders	18
Plan of Distribution	21
Legal Matters	23
Experts	23
Where You Can Find More Information	23

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully and consider all of the information contained or incorporated by reference in this prospectus before buying shares in this offering. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially from those anticipated or implied. The section entitled "Risk Factors" contains a discussion of some of the factors that could contribute to these differences.

Silicon Image, Inc.

        Silicon Image, Inc. designs, develops and markets systems and semiconductors, including transmitters, receivers, controllers and video processors, for applications that require high-bandwidth, cost-effective solutions for high-speed data communications. Our semiconductors provide multi-gigabit data transfer rates that we believe can be applied to multiple mass markets. To date, our primary focus has been on the local interconnect between host systems, such as PCs, set-top boxes and DVD players, and digital displays, such as flat panel displays, cathode ray tubes and televisions. Our host products enable the transmission of digital video data and our display products enable receipt and manipulation of digital video data. We also offer digital video processor products capable of high-quality digital video format conversions. As a result of our acquisition of CMD Technology, we also offer a variety of storage controller products. We are currently developing additional products and technologies for the consumer electronics and storage markets.

        Our objective is to be a leading provider of systems and semiconductors that enable high-speed digital communications and optimize cost-per-bandwidth across targeted communications markets. Key elements of our strategy are to target the display and storage markets, promote open industry standards, drive broad adoption of digital host to display interconnects, increase the intelligence of interconnect displays through highly-integrated transmitters and receivers and penetrate new markets.

        As of December 31, 2001, we had shipped over 25 million units of our products, which are incorporated in host systems and displays, storage systems and consumer electronic products.

        We incorporated in California on January 1, 1995 and reincorporated in Delaware in September 1999. Our address is 1060 East Arques Avenue, Sunnyvale, CA 94085, and our telephone number is (408) 616-4000.

The Offering

        Each of the shares that may be offered under this prospectus were issued by us to the selling stockholders named herein in connection with our acquisition of CMD Technology. These shares are being offered on a continuous basis under Rule 415 of the Securities Act of 1933.

Common stock that may be offered by selling stockholders	6,444,046 shares
Common stock to be outstanding after this offering	64,605,018 shares*
Use of proceeds	We will not receive any proceeds.

*
The number of shares to be outstanding after this offering is based on the number of shares outstanding as of February 28, 2002, including shares issued in exchange for the outstanding capital stock of CMD Technology.

        In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions identify certain of these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors". These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic conditions and business strategies, may be significant, presently or in the future, and the factors set forth herein may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

        Unless indicated otherwise, all share numbers in this prospectus reflect the two-for-one stock split effected by Silicon Image on August 18, 2000.

RISK FACTORS

        You should carefully consider the following risk factors, together with all of the other information contained or incorporated by reference in this prospectus, before you decide to purchase shares of our common stock. These factors could cause our future results to differ materially from those expressed in or implied by forward-looking statements made by us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We have a limited operating history and operate in rapidly-evolving markets, which make it difficult to evaluate our future prospects.

        We were founded in 1995 and have a limited operating history, which makes an evaluation of our future success difficult. In addition, the revenue and income potential of our business and the markets we serve is unproven. We began volume shipments of our first display products in the third quarter of 1997. The Digital Visual Interface, or DVI, specification, which is based on technology developed by us and used in many of our products, was first published in April 1999. The DVI specification defines a high-speed data communication link between computers and digital displays, such as flat panel displays, projectors and cathode ray tubes. We have only recently completed our first generation of consumer electronics and storage IC products. Accordingly, we face risks and difficulties frequently encountered by early-stage companies in new and rapidly-evolving markets. If we do not successfully address these risks and difficulties, our results of operations could be negatively affected.

We have a history of losses and may not become profitable.

        We have incurred net losses in each fiscal quarter since our inception, including losses of $76.1 million in 2001, $23.2 million in 2000, and $7.6 million in 1999. We expect to continue to incur net losses for the foreseeable future. Accordingly, we may not achieve and sustain profitability.

Our quarterly operating results may fluctuate significantly and are difficult to predict.

        Our quarterly operating results are likely to vary significantly in the future based on a number of factors over which we have little or no control. These factors include, but are not limited to:

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  the growth and evolution of industry standards for our key markets, including digital-ready PCs and displays, consumer electronics and storage devices;
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  competitive pressures, including the ability of competitors to successfully introduce products that are more cost-effective or that offer greater functionality than our products;
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  the availability of other semiconductors or other key components that are required to produce a complete solution for the customer (usually we supply one of many necessary components);
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  the cost of components for our products and prices charged by the third parties who manufacture, assemble and test our products; and
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  fluctuations in the price of our stock, which drive a portion of our non-cash stock compensation and warrant expense.

        Because we have little or no control over these factors, our operating results are difficult to predict. Any substantial adverse change in any of these factors could negatively affect our business and results of operations.

Our future quarterly operating results are highly dependent upon achieving success in targeted new markets of storage and consumer electronics.

        Our quarterly operating results may fluctuate based on how well we manage our business. Some of the factors that may affect how well we manage our business include the following:

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  our ability to manage product introductions and transitions;

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  our ability to successfully manage our entry into new markets such as storage and consumer electronics;
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  the success of the distribution channels through which we choose to sell our products; and
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  our ability to manage expense and inventory levels.

If we fail to effectively manage our business, this could adversely affect our results of operations.

Our strategic restructuring program may not be successful.

        In October 2001, we announced a program to refocus our resources on products and markets in which we have, or believe we can establish, a leadership position. In particular, we intend to concentrate on our discrete transmitter and receiver products for PCs and displays, and on developing products and establishing industry standards for the consumer electronics and storage markets, as well as developing new products for storage markets. We will be phasing out or de-emphasizing some products and development projects for certain digital video processors and integrated monitor controllers, although we intend to license our PanelLink core for integrated monitor controller products.

        There is no guarantee that our strategic restructuring program will be successful. The consumer electronics market and storage market for devices using a Fibre Channel or Serial ATA interface are still developing and evolving and we are still developing our first generation of products for these markets. We have only recently begun to achieve design wins in both consumer electronics devices, such as set-top boxes and digital televisions, and storage devices using the Fibre Channel interface, such as Fibre Channel Host Bus Adaptors and Switches, and have yet to achieve a design win for storage devices using the Serial ATA interface. Consequently, we may not achieve a leadership position in these markets. We may face customer dissatisfaction and negative publicity due to our decision to phase out or de-emphasize certain existing products and to cancel development projects. This could increase our costs, damage our reputation and distract our management. We have limited experience marketing and selling our technology on a licensing basis. We signed our first two license deals during the first quarter of 2002; however, there can be no assurance that additional companies will be interested in licensing our PanelLink core on commercially favorable terms or at all. We also cannot ensure that companies who do elect to license our technology will pay agreed upon royalties, will not infringe upon or misappropriate our intellectual property and will maintain the confidentiality of our proprietary information. If we are ineffective at implementing or managing our strategic restructuring program, our business could be harmed.

We face intense competition in our markets, which may lead to reduced revenue from sales of our products and increased losses.

        The high-speed communication, display, and storage semiconductor industries are intensely competitive. These markets are characterized by rapid technological change, evolving standards, short product life cycles and declining selling prices. Our current display products face competition from a number of sources, including analog solutions, DVI-based solutions, dual (analog- and DVI-based) solutions and other digital interface solutions. We expect competition in the display market to increase. For example, Analog Devices, ATI, Broadcom, Chrontel, Genesis Microchip, Macronix, Matrox, National Semiconductor, nVidia, Phillips, Pixelworks, Sage, SIS, Smart ASIC, ST Microelectronics, Texas Instruments and Thine have all begun shipping products or announced intentions to introduce products that we expect will compete with our PanelLink products. Other companies have announced DVI-based solutions and we expect that additional companies are likely to enter the market. In the future, our current or potential customers may also develop their own proprietary solutions that would likely be the integration of a DVI transmitter or receiver into one of their products.

        In the consumer electronics market, our video processing products face competition from products sold by AV Science, Focus Enhancements, Genesis, nDSP, N/S Mediamatics, Micronas Semiconductor,

Phillips Semiconductor, Pixelworks, Sage and Trident. We also compete, in some instances, against in-house processing solutions designed by large original equipment manufacturers.

        In the storage market, our Fibre Channel product faces competition from companies selling similar discrete products, including Agilent and Vitesse, from other Fibre Channel SerDes providers who license their core technology such as LSI Logic, and from companies that sell HBA controllers with integrated SerDes, such as QLogic and Agilent.

        We expect that our Serial ATA products will compete with similar products from Marvell. In addition, other companies have developed or announced intentions to develop SATA controllers such as Adaptec, APT, Intel, LSI Logic, Promise and Vitesse. We also may compete against Intel and other motherboard chip-set makers that may integrate SATA functionality into their chipsets.

        Our Parallel ATA products compete with IC vendors including Promise and Highpoint. Our RAID controller board products face competition from Mylex, Infortrend, and Chaparral.

        Some of these competitors have already established supplier or joint development relationships with current or potential customers and may be able to leverage their existing relationships to discourage these customers from purchasing products from us or persuade them to replace our storage products with their products. Many of our competitors have longer operating histories, greater presence in key markets, better name recognition, access to larger customer bases and significantly more financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements, or devote more resources to the promotion and sale of their products. We cannot assure you that we can compete successfully against current or potential competitors, or that competition will not reduce our revenue and increase our losses.

Growth of the market for our products for both computers and digital displays depends on the widespread adoption and use of the DVI specification.

        Our success is largely dependent upon the rapid and widespread adoption of the DVI specification, which defines a high-speed data communication link between computers and digital displays. We cannot predict the rate at which manufacturers of computers and digital displays will adopt the DVI specification. To date, relatively few systems implementing all of the electrical and mechanical aspects of the DVI specification have been shipped. Adoption of the DVI specification may be affected by the availability of computer components able to communicate DVI-compliant signals, such as transmitters, receivers, connectors and cables necessary to implement the specification. Other specifications may also emerge that could adversely affect the acceptance of the DVI specification. For example, a number of companies have promoted alternatives to the DVI specification using other interface technologies, such as low voltage differential signaling, or LVDS. Delays in the widespread adoption of the DVI specification could reduce acceptance of our products and cause our revenue to decline.

Our ability to increase sales of our products for digital displays depends on host system manufacturers including DVI-compliant transmitters in their systems.

        Our success depends on increasing sales of our receiver products to display manufacturers. To increase sales of our receiver products, we need computer manufacturers to incorporate DVI-compliant transmitters in their systems, making these systems digital-ready. If computers are not digital-ready, they will not operate with digital displays, which will limit and may reduce the demand for our digital receiver products.

Our success depends on the growth of the new and emerging digital display market.

        Our business depends on the growth of the new and emerging digital display market. The potential size of the digital display market and its rate of development are uncertain and will depend on many factors, including:

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  the number of digital-ready computers that are being produced and consumer demand for these computers;
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  the rate at which display manufactures replace analog interfaces with DVI-compliant interfaces;
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  the availability of cost-effective semiconductors that implement a DVI-compliant interface; and
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  improvements to analog technology, which may decrease consumer demand for our digital display products.

        In addition, in order for the digital display market to grow, digital displays must be widely available and affordable to consumers. In the past, the supply of digital displays, such as flat panels, has been cyclical and consumers have been very price sensitive. In addition, although there has been initial interest in cathode ray tubes with a digital interface, to date only a few manufacturers have announced intentions to manufacture digital cathode ray tubes and very few manufacturers have made such displays available for purchase. Our ability to sustain or increase our revenue may be limited should there not be an adequate supply of, or demand for, affordable digital displays.

Our success depends on the development and growth of markets for products based on new and emerging storage technologies.

        Our product development efforts in the storage market are focused on the development of products using new interface technologies such as Fibre Channel and Serial ATA. The markets for these new interface technologies are at an early stage of development, and there can be no assurance that they will replace other storage interfaces that are now widely used, such as Parallel ATA and SCSI. The potential size and rate of development of these markets are uncertain and will depend on many factors including:

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  the rate at which manufacturers of storage systems adopt new interface technologies, which are currently more costly to implement than existing interface technologies;
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  the availability of cost-effective semiconductors for storage systems that implement new interface technologies for the storage market; and
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  improvement to existing storage interface technologies such as Parallel ATA and SCSI, or the introduction of other new storage interface technologies, either of which may decrease consumer demand for our storage products.

        In particular, the rate of implementation of the Serial ATA interface will depend on how quickly drive manufacturers, motherboard and PC providers and chipmakers are able to resolve technical communication and functionality issues to enable a "plug and play" environment where a computer system is automatically able to recognize and configure storage devices. Resolution of these issues could be time-consuming, and will depend in good measure on the ability of chipmakers to incorporate the required high-speed serial data transfer capabilities into their semiconductors without sacrificing manufacturing yields.

        Any delay in acceptance of new interface technologies, or a reduction in the growth or size of the market for systems based on Serial ATA or Fibre Channel technologies would limit sales of our storage products and reduce our revenue.

        To date, we have not achieved any design wins for our recently announced Serial ATA products, and only a limited number of design wins for our Fibre Channel storage products. Even after we have achieved a design win from an OEM, we may not realize any revenue, or significant revenue, from that

OEM since a design win is not a binding commitment to purchase our products and the OEM may not achieve market acceptance for their product.

A substantial amount of our revenue is generated by products for the PC industry, which is an industry that has slowed in growth.

        Since inception, we have derived substantially all of our revenue from our products for PCs and PC-related displays. Accordingly, we are highly dependent on the PC industry, which experienced a slowdown in growth during the second half of 2000 that continued throughout 2001. We cannot predict the duration or severity of this downturn in the PC and display market, or in the general economy, or its effect on our revenue and operating results. If the market for PCs and PC-related displays continues to grow at a slow rate or contracts whether due to reduced demand from end users, macroeconomic conditions or other factors, our business and results of operations could be negatively affected.

        Although we are attempting to broaden our product offering to include products for the consumer electronics and storage markets, there can be no guarantee that we will succeed in this effort. To date, we have only achieved limited design wins in the consumer electronics industry. If we fail to consistently achieve design wins in the consumer electronics and storage markets, we will remain highly dependent on the PC industry.

Our lengthy sales cycle can result in a delay between incurring expenses and generating revenue, which could harm our operating results.

        Because our products, including our Serial ATA products announced in February 2002, are based on new technology and standards, a lengthy sales process, typically requiring several months or more, is often required before potential customers begin the technical evaluation of our products. This technical evaluation can exceed nine months, and it can then be an additional nine months before a customer commences volume shipments of systems incorporating our products, if at all. Given our lengthy sales cycle, we may experience a delay between the time we incur expenditures and the time we generate revenue, if any. As a result, our operating results could be seriously harmed if a significant customer reduces or delays orders, or chooses not to release products incorporating our products.

We depend on a few key customers and the loss of any of them could significantly reduce our revenue.

        Historically, a relatively small number of customers and distributors have generated a significant portion of our revenue. For 2001, shipments to Samsung, a Korean customer, and Compaq, a global customer, each generated 12% of our revenue, and shipments to World Peace International, an Asian distributor, generated 11% of our revenue. For 2000, shipments to World Peace generated 18% of our revenue and shipments to Kanematsu, a Japanese distributor, generated 16% of our revenue. For 1999, shipments to Kanematsu generated 17% of our revenue, shipments to World Peace generated 16% of our revenue, and shipments to Microtek, a Japanese distributor, generated 11% of our revenue. We cannot be certain that customers and key distributors that have accounted for significant revenue in past periods, individually or as a group, will continue to sell our products and generate revenue. As a result of this concentration of our customers, our results of operations could be negatively affected if any of the following occurs:

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  one or more of our key customers or distributors significantly reduces, delays or cancels orders; or
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  one or more significant customers selects products manufactured by one of our competitors for inclusion in their future product generations.

        Due to our recent acquisitions and entrance into new markets, our customer base has broadened significantly and we therefore anticipate being less dependent on a relatively small number of customers to generate revenue. However, as product mix may fluctuate from quarter to quarter, we may become more dependent on a small number of customers or a single customer for a significant portion of our revenue in a particular quarter, the loss of which could adversely affect our operating results.

We sell our products through distributors, which does not allow us to interact directly with our customers, therefore reducing our ability to forecast sales and increasing the complexity of our business.

        Many original equipment manufactures rely on third-party manufacturers or distributors to provide inventory management and purchasing functions. Distributors generated 40% of our revenue for 2001, 66% of our revenue for 2000 and 61% of our revenue for 1999. We expect the percentage of revenue generated through distributors in 2002 to return to levels consistent with prior years as our IC business grows at a faster rate than our storage sub-systems business. Selling through distributors reduces our ability to forecast sales and increases the complexity of our business, requiring us to:

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  manage a more complex supply chain in which we are not directly in contact with our customers;
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  monitor and manage the level of inventory of our products at each distributor;
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  estimate the impact of credits, return rights, price protection and unsold inventory at distributors; and
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  monitor the financial condition and credit-worthiness of our distributors, the majority of which are not publicly traded.

        Any failure to manage these challenges could disrupt or reduce sales of our products.

        We are sometimes required to maintain certain levels of our inventory at a customer's or intermediary's site in line with a customer's projection of their requirements. These customer projections are generally non-binding and we risk excess and obsolete inventory in the event that the customer's projections decrease or do not materialize and we cannot re-allocate the inventory to other customers. Any of these events may adversely affect our results from operations.

Our success depends on the development and introduction of new products, which we may not be able to do in a timely manner because the process of developing high-speed semiconductor products is complex and costly.

        The development of new products is highly complex, and we have experienced delays, some of which exceeded one year, in the development and introduction of new products on several occasions in the past. In February 2002, we announced our SATALink product family and we expect to introduce new consumer electronics, storage, transmitter, and receiver products in the future. As our products integrate new, more advanced functions, they become more complex and increasingly difficult to design and debug. Successful product development and introduction depends on a number of factors, including, but not limited to:

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  accurate prediction of market requirements and evolving standards, including enhancements to existing standards such as DVI, HDCP and SATA;
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  development of advanced technologies and capabilities, and new products that satisfy customer requirements;
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  timely completion and introduction of new product designs;
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  use of leading-edge foundry processes and achievement of high manufacturing yields; and
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  market acceptance.

        Accomplishing all of this is extremely challenging, time-consuming and expensive. We cannot assure you that we will succeed. Product development delays may result from unanticipated engineering complexities, changing market or competitive product requirements or specifications, difficulties in overcoming resource limitations, the inability to license third party technology or other factors. If we are not able to develop and introduce our products successfully and in a timely manner, our costs could increase or our revenue could decrease, both of which would adversely affect our operating results.

        We plan to introduce new products for the storage market, including our recently announced Serial ATA products. We do not expect to begin generating revenues from these products before the second half of 2002, and it is possible that we may experience delays beyond this period in generating revenues from these products. To date, we have not achieved any design wins for our new Serial ATA products. We are still working with a semiconductor foundry and with potential customers to complete product development and to validate manufacturing methods and processes to support volume production. Each of these steps may involve unanticipated difficulties, which could delay product introduction and reduce market acceptance of the product. There can be no assurance that we will be able to achieve design wins for these or any of our planned new products, that we will be able to complete development of these products when anticipated, or that these products can be manufactured in commercial volumes at acceptable yields.

We have made acquisitions in the past and expect to make acquisitions in the future, if advisable, and these acquisitions involve numerous risks.

        Our growth depends upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. One of the ways we expect to develop new products and enter new markets is through acquisitions of other companies. In the second half of 2000, we completed the acquisitions of Zillion Technologies, LLC and DVDO, Inc., and in the second half of 2001, we completed the acquisitions of CMD Technology Inc. and Silicon Communication Lab, Inc. (SCL). Acquisitions of high-technology companies involve numerous risks, including, but not limited to, the following:

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  difficulty and increased costs in assimilating employees, including our possible inability to keep and retain key employees of the acquired business;
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  disruption of our ongoing business;
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  inability to successfully incorporate acquired technology and operations into our business and maintain uniform standards, controls, policies and procedures; and
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  inability to commercialize acquired technology.

        No assurance can be given that our acquisitions of Zillion, DVDO, CMD or SCL, or our future acquisitions, if any, will be successful and will not adversely affect our business, operating results or financial condition. Failure to manage growth effectively and to successfully integrate acquisitions made by us could materially harm our business and operating results.

The cyclical nature of the semiconductor industry may create fluctuations in our foundry, test and assembly capacity.

        In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. For example, demand in the semiconductor industry rose to record levels in 1999, but is currently in a downward cycle. The industry has also experienced significant fluctuations in anticipation of changes in general economic conditions. This cyclicality has led to significant fluctuations in product demand and in the foundry, test and assembly capacity of third party suppliers. Production capacity for semiconductors fabricated using 0.18 micron technology, currently the most advanced technology used in mass production, is somewhat limited. This may impact our ability to meet demand and could also increase our production costs. We expect that less than 5% of our 2002 revenue will be generated by products that are manufactured using 0.18 micron technology. Cyclicality has also accelerated decreases in average selling prices per unit. We may experience fluctuations in our future financial results because of changes in industry-wide conditions.

We depend on third-party sub-contractors to manufacture, assemble and test nearly all of our products, which reduces our control over the production process.

        We do not own or operate a semiconductor fabrication facility. We rely almost entirely on Taiwan Semiconductor Manufacturing Company, an outside foundry, to produce all of our display-related semiconductor products. We also rely on Kawasaki and Atmel, who are also outside foundries, to produce our storage semiconductor products. Our reliance on independent foundries involves a number of significant risks, including, but not limited to:

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  reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;
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  lack of guaranteed production capacity or product supply; and
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  lack of availability of, or delayed access to, next-generation or key process technologies.

        For example, production capacity for semiconductors fabricated using 0.18 micron technology, currently the most advanced technology used in mass production, is somewhat limited. This may impact our ability to meet demand and could also increase our production costs. We expect that less than 5% of our 2002 revenue will be generated by products that are manufactured using 0.18 micron technology.

        In addition, our semiconductor products are assembled and tested by several independent sub-contractors. We do not have a long-term supply agreement with our sub-contractors, and instead obtain production services on a purchase order basis. Our outside sub-contractors have no obligation to supply products to us for any specific period of time, in any specific quantity or at any specific price, except as set forth in a particular purchase order. Our requirements represent a small portion of the total production capacity of our outside foundries, assembly and test facilities and our sub-contractors may reallocate capacity to other customers even during periods of high demand for our products. If our sub-contractors are unable or unwilling to continue manufacturing our products in the required volumes, at acceptable quality, yields and costs, and in a timely manner, our business would be substantially harmed. As a result, we would have to identify and qualify substitute contractors, which would be time-consuming, costly and difficult. This qualification process may also require significant effort by our customers. In addition, if competition for foundry, assembly and test capacity increases, our product costs may increase and we may be required to pay significant amounts or make significant purchase commitments to secure access to production services.

The nature of our production process is complex, which reduces identification of problems until well into the production cycle.

        The manufacture of semiconductors is a complex process, and it is often difficult for semiconductor foundries to achieve acceptable product yields. Product yields depend on both our product design and the manufacturing process technology unique to the semiconductor foundry. Since low yields may result from either design or process difficulties, identifying yield problems can only occur well into the production cycle, when an actual product exists that can be analyzed and tested.

        Further, we only test our products after they are assembled, as their high-speed nature makes earlier testing difficult and expensive. As a result, defects are not discovered until after assembly. This could result in a substantial number of defective products being assembled and tested, thus lowering our yields and increasing our costs. These risks could result in product shortages or increased costs of assembling and testing our products.

        Although we test our products before shipment, they are complex and may contain defects and errors. In the past, we have encountered defects and errors in our products. Because our products are sometimes integrated with products from other vendors, it may be difficult to identify the source of any particular problem. Delivery of products with defects or reliability, quality or compatibility problems, may damage our reputation and our ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns, and product liability claims against us that may not be fully covered by insurance.

We face foreign business, political and economic risks because a majority of our products and our customers' products are manufactured and sold outside of the United States.

        A substantial portion of our business is conducted outside of the United States, and as a result, we are subject to foreign business, political and economic risks. Nearly all of our products are manufactured in Taiwan or elsewhere in Asia, and for 2001, 79% of our revenue was generated from customers and distributors located outside of the United States, primarily in Asia. We anticipate that sales outside of the United States will continue to account for a substantial portion of our revenue in future periods. Accordingly, we are subject to international risks, including, but not limited to:

  •
  difficulties in managing distributors from afar;
  •
  political and economic instability;
  •
  difficulties in collecting accounts receivable;
  •
  difficulties in complying with multiple, conflicting and changing laws and regulations including export requirements, tariffs, import duties and other barriers; and
  •
  competition from foreign-based suppliers and the existence of protectionist laws and business practices that favor these suppliers.

        These risks could adversely affect our business and our results of operations. In addition, original equipment manufacturers who design our semiconductors into their products sell them outside of the United States. This exposes us indirectly to foreign risks. Because sales of our products are denominated exclusively in United States dollars, increases in the value of the United States dollar will increase the foreign currency price equivalent of our products, which could lead to a reduction in sales and profits in that country.

The success of our business depends upon our ability to adequately protect our intellectual property.

        We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We have been issued patents and have a number of pending patent applications. However, we cannot assure you that any patents will be issued as a result of any applications or, if issued, that any claims allowed will protect our technology. In addition, we do not file patent applications on a worldwide basis, meaning we do not have patent protection in some jurisdictions. It is possible that existing or future patents may be challenged, invalidated or circumvented and effective patent, copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents in the United States and in other jurisdictions. It is also possible that some of our existing licensing relationships will enable other parties to use our intellectual property to compete against us. Legal actions to enforce intellectual property rights tend to be lengthy and expensive, and the outcome often is not predictable. As a result, despite our efforts and expenses, we may be unable to prevent others from infringing upon or misappropriating our intellectual property, which could harm our business.

Our participation in the Digital Display Working Group requires us to license some of our intellectual property for free, which may make it easier for others to compete with us.

        We are a member of the Digital Display Working Group, which published and promotes the DVI specification. Our strategy includes establishing the DVI specification as the industry standard, promoting and enhancing this specification and developing and marketing products based on this specification and future enhancements. As a result:

  •
  we must license for free specific elements of our intellectual property to others for use in implementing the DVI specification; and
  •
  we may license additional intellectual property for free as the Digital Display Working Group promotes enhancements to the DVI specification.

        Accordingly, companies that implement the DVI specification in their products can use specific elements of our intellectual property for free to compete with us.

We have granted Intel rights with respect to our intellectual property, which could allow Intel to develop products that compete with ours or otherwise reduce the value of our intellectual property.

        We have entered into a patent cross-license agreement with Intel in which each of us granted the other a license to use the grantor's patents, except for identified types of products. We believe that the scope of our license to Intel excludes our current products and anticipated future products. Intel could, however, exercise its rights under this agreement to use our patents to develop and market other products that compete with ours, without payment to us. Additionally, Intel's rights to our patents could reduce the value of our patents to any third party who otherwise might be interested in acquiring rights to use our patents in such products. Finally, Intel could endorse a competing digital interface, or develop its own proprietary digital interface. Any of these actions could substantially harm our business and results of operations.

We are and may continue to become the target of securities class action suits which could result in substantial costs and divert management attention and resources.

        Securities class action suits are often brought against companies following periods of volatility in the market price of their securities. Defending against these suits, even if without merit, can result in substantial costs to us and could divert the attention of our management. We and certain of our officers and directors, together with certain investment banks, have been named as defendants in a securities class action suit filed against us on behalf of purchasers of our securities between October 5, 1999 and December 6, 2000. It is alleged that the prospectus related to our initial public offering was misleading because it failed to disclose that the underwriters of our initial public offering had solicited and received excessive commissions from certain investors in exchange for agreements by investors to buy our shares in the aftermarket for predetermined prices. Due to inherent uncertainties in litigation, we cannot accurately predict the outcome of this potential litigation. We believe that these claims are without merit and we intend to defend vigorously against them. However, these claims and any other that may be brought, even if not meritorious, could require us to incur expenses and could divert our management's attention and resources. In addition, any unfavorable outcome of this possible litigation could adversely impact our business, financial condition and results of operations.

We may become engaged in intellectual property litigation that could be time-consuming, may be expensive to defend, and could adversely affect our ability to sell our product.

        In recent years, there has been significant litigation in the United States and in other jurisdictions involving patents and other intellectual property rights. This litigation is particularly prevalent in the semiconductor industry, in which a number of companies aggressively use their patent portfolios to bring infringement claims. In addition, in recent years, there has been an increase in the filing of so-called "nuisance suits," alleging infringement of intellectual property rights. These claims may be asserted as counterclaims in response to claims made by a company alleging infringement of intellectual property rights. These suits pressure defendants into entering settlement arrangements to quickly dispose of such suits, regardless of merit.

        In April 2001, we filed suit against Genesis Microchip in the U.S. District Court for infringement of one of our U.S. patents. At that time, we also filed a complaint against Genesis with the International Trade Commission for unlawful trade practices related to the importation of articles infringing our patent. In February 2002, our motion to dismiss the unlawful trade practices complaint was granted and we filed an amended complaint against Genesis alleging infringement of two of our U.S. patents. These patents relate to our DVI receiver products, which generate a significant portion of our revenue. The amended complaint seeks a declaration that Genesis has infringed our patents, that Genesis' behavior is not licensed, an injunction to halt the importation, sale, manufacture and use of Genesis DVI receiver chips that infringe our patents as well as monetary damages. We expect that this matter will not go to trial until early 2003.

        There can be no assurance that we will prevail in this litigation. While this litigation is pending, Genesis can use the technology covered by this patent to develop products that might compete with ours. If we are unsuccessful in this litigation, we could be unable to prevent Genesis or others from using the technology covered by this patent. Even if we do prevail in this litigation, uncertainties regarding the outcome prior to that time may reduce demand for our products. In addition, disputes may occur regarding the scope of the intellectual property license we have granted to Digital Display Working Group participants for use in implementing the DVI specification in their products. These disputes may result in costly and time-consuming litigation or the license of additional elements of our intellectual property for free.

        Any potential intellectual property litigation against us could also force us to do one or more of the following:

  •
  stop selling products or using technology that contain the allegedly infringing intellectual property;
  •
  attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and
  •
  attempt to redesign products that contain the allegedly infringing intellectual property.

        If we are forced to take any of these actions, we may be unable to manufacture and sell our products. We may be exposed to liability for monetary damages, the extent of which would be very difficult to accurately predict. In addition, we may be exposed to customer claims, for potential indemnity obligations, and to customer dissatisfaction and a discontinuance of purchases of our products while the litigation is pending. Any of these consequences could substantially harm our business and results of operations.

We must attract and retain qualified personnel to be successful, and competition for qualified personnel is increasing in our market.

        Our success depends to a significant extent upon the continued contributions of our key management, technical and sales personnel, many of whom would be difficult to replace. The loss of one or more of these employees could harm our business. We do not have key person life insurance for any of our key personnel. Our success also depends on our ability to identify, attract and retain qualified technical, sales, marketing, finance and managerial personnel. Competition for qualified personnel is particularly intense in our industry and in our location. This makes it difficult to retain our key personnel and to recruit highly-qualified personnel. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. To be successful, we need to hire candidates with appropriate qualifications and retain our key executives and employees.

  Our recent workforce reduction may seriously harm our business

        In connection with our efforts to streamline our operations and reduce costs, in October 2001, we announced a program to reduce our workforce by approximately 20%, based on our staffing level at that time. In addition, in February 2002, we implemented an additional workforce reduction of approximately 13%, based on our staffing level at that time. As a result of these reductions, our marketing, sales and customer support capabilities could be reduced, our ability to respond to unexpected challenges may be impaired, and we may be unable to take advantage of new opportunities. These workforce reductions, or future workforce reductions, if any, may reduce employee morale and create concern among existing employees about job security, which could lead to increased turnover. Workforce reductions could also raise concerns among customers, suppliers and other corporate partners regarding our continued viability. Further, these workforce reductions may subject us to the risk of litigation, which could be costly to defend, divert the attention of management and subject us to possible liability for damages.

Industry cycles may strain our management and resources.

        Cycles of growth and contraction in our industry may strain our management and resources. To manage these industry cycles effectively, we must:

  •
  improve operational and financial systems;
  •
  train and manage our employee base;
  •
  successfully integrate operations and employees of businesses we acquire or have acquired;
  •
  attract, develop, motivate and retain qualified personnel with relevant experience; and
  •
  adjust spending levels according to prevailing market conditions.

        If we cannot manage industry cycles effectively, our business could be seriously harmed.

Our operations and the operations of our significant customers, third-party wafer foundries and third-party assembly and test subcontractors are located in areas susceptible to natural disasters.

        Our operations are headquartered in the San Francisco Bay Area, which is susceptible to earthquakes, and the operations of CMD, which we acquired, are based in the Los Angeles area, which is also susceptible to earthquakes. Taiwan Semiconductor Manufacturing Company, the outside foundry that produces the majority of our semiconductor products, is located in Taiwan. Advanced Semiconductor Engineering, or ASE, one of the subcontractors that assembles and tests our semiconductor products, is also located in Taiwan. For the year ended December 31, 2001, customers located in Taiwan generated 25% of our revenue and customers and distributors located in Japan generated 16% of our revenue. Both Taiwan and Japan are susceptible to earthquakes, typhoons and other natural disasters.

        Our business would be negatively affected if any of the following occurred:

  •
  an earthquake or other disaster in the San Francisco Bay Area or the Los Angeles area damaged our facilities or disrupted the supply of water or electricity to our headquarters;
  •
  an earthquake, typhoon or other disaster in Taiwan or Japan resulted in shortages of water, electricity or transportation, limiting the production capacity of our outside foundries or the ability of ASE to provide assembly and test services;
  •
  an earthquake, typhoon or other disaster in Taiwan or Japan damaged the facilities or equipment of our customers and distributors, resulting in reduced purchases of our products; or
  •
  an earthquake, typhoon or other disaster in Taiwan or Japan disrupted the operations of suppliers to our Taiwanese or Japanese customers, outside foundries or ASE, which in turn disrupted the operations of these customers, foundries or ASE and resulted in reduced purchases of our products or shortages in our product supply.

Our operations are located in areas susceptible to disruptions of electricity service and possibly severe increases in the costs of electric power and energy.

        Our operations are primarily based in the San Francisco Bay Area and Los Angeles area, which like much of California are susceptible to disruptions of electricity service. California's Independent Systems Operator has ordered disruptions of electric services on a rotating basis. As much of our technology development and normal business activities require use of electric power, any, even short-term, interruption in electric service could damage our business. Moreover, we may face a significant increase in the cost of energy, which could increase our costs and adversely affect our operating results.

Provisions of our charter documents and Delaware law could prevent or delay a change in control, and may reduce the market price of our common stock.

        Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

  •
  authorizing the issuance of preferred stock without stockholder approval;
  •
  providing for a classified board of directors with staggered, three-year terms;
  •
  prohibiting cumulative voting in the election of directors;
  •
  requiring super-majority voting to amend some provisions of our certificate of incorporation and bylaws;
  •
  limiting the persons who may call special meetings of stockholders; and
  •
  prohibiting stockholder actions by written consent.

        Provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us.

The price of our stock fluctuates substantially and may continue to do so.

        The stock market has experienced extreme price and volume fluctuations that have affected the market valuation of many technology companies, including Silicon Image. These factors, as well as general economic and political conditions, may materially and adversely affect the market price of our common stock in the future. The market price of our common stock has fluctuated significantly and may continue to fluctuate in response to a number of factors, including, but not limited to:

  •
  actual or anticipated changes in our operating results;
  •
  changes in expectations of our future financial performance;
  •
  changes in market valuations of comparable companies in our markets;
  •
  changes in our key executives and technical personnel; and
  •
  announcements by us or our competitors of significant technical innovations, design wins, contracts, standards or acquisitions.

        Due to these factors, the price of our stock may decline. In addition, the stock market experiences volatility that is often unrelated to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus.

SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the shares beneficially owned by the selling stockholders named below as of October 31, 2001, the shares that may be offered and sold from time to time by the selling stockholders pursuant to this prospectus, assuming each selling stockholder sells all of the shares offered in this prospectus, and the nature of any position, office or other material relationship that each selling stockholder has had with Silicon Image or any of its predecessors or affiliates within the past three years. The selling stockholders named below, together with any pledgee or donee of any named stockholders, and any person who may purchase shares offered hereby from any named stockholders in a private transaction in which they are assigned the stockholders' rights to registration of their shares, are referred to in this prospectus as the "selling stockholders."

        The shares owned before the offering represent all shares beneficially owned by each named selling stockholder as of October 31, 2001. The shares offered represent only shares that were acquired by the selling stockholders in connection with our acquisition of CMD technology. Because the selling stockholders may offer from time to time all or some of their shares under this prospectus, no assurances can be given as to the actual number of shares that will be sold by any selling stockholder or that will be held by the selling stockholder after completion of the sales. Information concerning the selling stockholders may change from time to time and any revised information will be set forth in supplements to this prospectus if and when necessary.

        In connection with the acquisition, options to purchase common stock of CMD Technology held by certain of the selling stockholders named below and converted into options to purchase common stock of Silicon Image. Where applicable options that are exercisable within 60 days of October 31, 2001 are included in beneficial ownership and are described in the footnotes to the table below.

        Based upon the 63,157,312 outstanding shares of common stock as of October 31, 2001, which number includes shares issued in exchange for the outstanding capital stock of CMD Technology, and assuming each selling stockholder sells all shares offered in this prospectus, no selling stockholder will own one percent or more of our outstanding shares of common stock after the completion of this offering.

Name	Shares Owned Before Offering	Shares Offered	Shares Owned After Offering
Thomas C. Chen and Sonia L. Chen Family Trust(1)	1,593,187	1,593,187	—
Wen Hai Chu Trust(2)	1,593,187	1,593,187	—
Simon Huang and Mary Huang Family Trust(3)	1,593,187	1,593,187	—
Chie-Ning Wang and Roberta Wang Family Trust(4)	1,593,187	1,593,187	—
Raymond Liu(5)	106,222	21,924	84,298
Khanh Hue Huynh	6,211	6,211	—
Son Truc Le	5,846	5,846	—
Bob Rich	5,481	5,481	—
Robert Rudy(6)	292,540	3,654	288,886
Sam Wong	3,654	3,654	—
Patrick Liou	3,654	3,654	—
Paul Sack(7)	2,923	2,923	—
Steve O'Neil(8)	2,391	2,391	—
Kirk Andrews(9)	179,048	1,974	177,074
Jeff Blaalid(10)	117,779	1,771	116,008
Terry Sutherland(11)	80,760	1,710	79,050
Phil Chan	1,461	1,461	—
Rick Tan	1,461	1,461	—
Roger Klein(12)	878	878	—
RJ Wilcox(13)	53,355	854	52,501
Peter Cmaylo(14)	59,617	834	58,783
Hunardi Hudiono	730	730	—
Bill Dyer(15)	621	621	—
Al Kiehn(16)	19,214	615	18,599
Dave Striebich(17)	13,029	615	12,414
Jim Huang(18)	18,237	610	17,627
John Turner(19)	21,558	439	21,119
Tom Perry(20)	439	439	—
Bob Salem(21)	365	365	—
Tom Sprimont(22)	122	122	—
Fran Richardson	61	61	—
Totals	7,370,405	6,444,046	926,359

(1)
Prior to our acquisition of CMD Technology, Thomas Chen served as Vice President, Operations of CMD Technology and the Thomas C. Chen and Sonia L. Chen Family Trust held approximately 24.7% of the outstanding shares of CMD Technology.
(2)
Prior to our acquisition of CMD Technology, Wen Hai Chu served as Vice President, Research and Development of CMD Technology and the Wen Hai Chu Trust held approximately 24.7% of the outstanding shares of CMD Technology.
(3)
Prior to our acquisition of CMD Technology, Simon Huang served as President and Chief Executive Officer of CMD Technology and the Simon Huang and Mary Huang Family Trust held approximately 24.7% of the outstanding shares of CMD Technology.
(4)
Prior to our acquisition of CMD Technology, Chie-Ning Wang served as Chairman of the Board and Vice President, Engineering of CMD Technology and the Chie-Ning Wang and Roberta Wang Family Trust held approximately 24.7% of the outstanding shares of CMD Technology.
(5)
Prior to our acquisition of CMD Technology, Raymond Liu served as a director of engineering of CMD Technology. Includes 80,698 shares issuable upon exercise of options exercisable within 60 days of October 31, 2001.

(6)
Prior to our acquisition of CMD Technology, Robert Rudy served as the Vice President, Storage Interconnect Sales of CMD Technology. Includes 288,886 shares issuable upon exercise of options, exercisable within 60 days of October 31, 2001.
(7)
Prior to our acquisition of CMD Technology, Paul Sack served as an engineer and manager of CMD Technology.
(8)
Prior to our acquisition of CMD Technology, Steve O'Neil served as a principal engineer of CMD Technology.
(9)
Prior to our acquisition of CMD Technology, Kirk Andrews served as the Vice President, Finance and Administration, Chief Financial Officer and Secretary of CMD Technology. Includes 167,874 shares issuable upon exercise of options exercisable within 60 days of October 31, 2001.
(10)
Prior to our acquisition of CMD Technology, Jeff Blaalid served as the Chief Technology Officer and a director of engineering of CMD Technology. Includes 116,008 shares issuable upon exercise of options exercisable within 60 days of October 31, 2001.
(11)
Prior to our acquisition of CMD Technology, Terry Sutherland served as a director of engineering of CMD Technology. Includes 79,050 shares issuable upon exercise of options exercisable within 60 days of October 31, 2001.
(12)
Prior to our acquisition of CMD Technology, Roger Klein served as a director of marketing of CMD Technology.
(13)
Prior to our acquisition of CMD Technology, RJ Wilcox served as a director of product development and architect of CMD Technology. Includes 52,501 shares issuable upon exercise of options exercisable within 60 days of October 31, 2001.
(14)
Prior to our acquisition of CMD Technology, Peter Cmaylo served as a director of sales of CMD Technology. Includes 58,783 shares issuable upon exercise of options exercisable within 60 days of October 31, 2001.
(15)
Prior to our acquisition of CMD Technology, Bill Dyer served as a technical manager and architect of CMD Technology.
(16)
Prior to our acquisition of CMD Technology, Al Kiehn served as a director of engineering of CMD Technology. Includes 18,599 shares issuable upon exercise of options exercisable within 60 days of October 31, 2001.
(17)
Prior to our acquisition of CMD Technology, Dave Striebich served as a director of sales of CMD Technology. Includes 12,414 shares issuable upon exercise of options exercisable within 60 days of October 31, 2001.
(18)
Prior to our acquisition of CMD Technology, Jim Huang served as a director of operations of CMD Technology. Includes 17,627 shares issuable upon exercise of options exercisable within 60 days of October 31, 2001.
(19)
Prior to our acquisition of CMD Technology, John Turner served as corporate controller of CMD Technology. Includes 21,119 shares issuable upon exercise of options exercisable within 60 days of October 31, 2001.
(20)
Prior to our acquisition of CMD Technology, Tom Perry served as a director of engineering of CMD Technology.
(21)
Prior to our acquisition of CMD Technology, Bob Salem served as a product marketing manager of CMD Technology.
(22)
Prior to our acquisition of CMD Technology, Tom Sprimont served as a director of information technology of CMD Technology.

PLAN OF DISTRIBUTION

        The selling stockholders may sell or distribute some or all of the shares from time to time through underwriters, dealers, brokers or other agents or directly to one or more purchasers, including pledgees. The selling stockholders may sell the shares on the Nasdaq National Market, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices or at fixed prices, which may be changed. The selling stockholders may offer and sell some or all of their shares through:

  •
  a block trade in which a broker-dealer or other person may resell all or part of the block, as principal or agent, in order to facilitate the transaction;

  •
  purchases by a broker-dealer or other person, as principal, and resales by the broker dealer for its account;

  •
  pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares; or

  •
  ordinary brokerage transactions and transactions in which a broker solicits purchasers.

        In addition, selling stockholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made pursuant to this prospectus. For example, the selling stockholders may:

  •
  enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

  •
  sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

  •
  write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

  •
  enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

  •
  loan the shares to a broker, dealer or other financial institution, which may sell the loaned shares.

        These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered hereby, and such broker, dealer or other financial institution may resell such shares pursuant to this prospectus. Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus, provided they meet the criteria and comply with the requirements of Rule 144.

        The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. Silicon Image will not receive any of the proceeds from this offering.

        Brokers, dealers, agents or underwriters participating in transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from such purchaser). The discounts, concessions or commissions as to a particular broker, dealer, agent or underwriter might be in excess of those customary in the type of transaction involved. Neither Silicon Image nor the selling stockholders can presently estimate the amount of this compensation.

        The selling stockholders and any underwriters, brokers, dealers or agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Silicon Image nor the selling stockholders can presently estimate the amount of this compensation. Persons who are "underwriters" within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        To the extent required, the specific common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. This prospectus also may be used by donees or pledgees of the selling stockholders, or by other persons acquiring shares and who wish to offer and sell shares under circumstances requiring or making desirable its use.

        Silicon Image will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of underwriters, brokers, dealers or agents. Silicon Image and the selling stockholders have agreed to indemnify each other against specific liabilities, including liabilities arising under the Securities Act and/or Securities Exchange Act of 1934, in connection with the registration for resale of the common stock offered under this prospectus under the Securities Act. In addition, the selling stockholders may indemnify brokers, dealers, agents or underwriters that participate in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act and/or Exchange Act.

        In order to comply with certain states' securities laws, if applicable, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

        Silicon Image may suspend the use of this prospectus if it learns of any event that causes this prospectus to include an untrue statement of a material fact or omit to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

        The shares offered under this prospectus were originally issued to former shareholders and optionees of CMD Technology in connection with the acquisition of this company pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof and/or Regulation D under the Securities Act. In connection with this acquisition, we agreed to register the common stock offered under this prospectus under the Securities Act. Each of the first four selling stockholders named in the preceding table has agreed that it will not sell or otherwise dispose of more than one fifty-second (1/52) of the shares offered hereunder during any week following June 7, 2001, the date the acquisition of CMD Technology was completed. The right to sell this limited number of shares is assignable by one of these four selling stockholders to another of them, and the foregoing restriction on the number of shares which may be sold shall expire on June 7, 2002.

LEGAL MATTERS

        Fenwick & West LLP, Palo Alto, California, will provide Silicon Image with an opinion as to legal matters in connection with the common stock.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the annual report on Form 10-K of Silicon Image, Inc. for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        The following documents we have filed with the Securities and Exchange Commission are incorporated into this prospectus by reference:

  •
  our annual report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 29, 2002;

  •
  our current report on Form 8-K filed with the Commission on February 11, 2002;

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the Commission on July 30, 1999 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

  •
  all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

        Because we are subject to the informational requirements of the Exchange Act, we file reports, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, proxy and information statements and other information with the Commission. Such reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

        We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

        We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to Silicon Image, Inc., 1060 East Arques Avenue, Sunnyvale, CA 94085, Attention: Howard Freedland, General Counsel, telephone: (408) 616-4000.

PROSPECTUS

    , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$7,524
Nasdaq National Market filing fees	65,000
Legal and accounting fees and expenses	150,000
Miscellaneous	2,476

Total	$225,000

ITEM 15.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the "Securities Act").

        As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to the Registrant or its stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, the Registrant's bylaws provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

  •
  the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

  •
  the rights conferred in the Bylaws are not exclusive.

        In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant. The indemnification provision in the Bylaws, and the form of indemnity agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities arising under the Securities Act.

        The Registrant has also obtained directors' and officers' insurance to cover its directors, officers and some of its employees for certain liabilities, including public securities matters.

        The Underwriting Agreement relating to the Registrant's initial public offering, effected pursuant to a registration statement on Form S-1 (File No. 333-83665), provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

        Reference is made to the following documents regarding relevant indemnification provisions described above and elsewhere herein:

  1.
  Form of Underwriting Agreement (incorporated by reference to Exhibit 1.01 to the Registrant's registration statement on Form S-1 (File No. 333-83665), declared effective October 5, 1999 (the "Form S-1")).

  2.
  Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.03 to the Form S-1).

  3.
  Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.05 to the Form S-1).

  4.
  Form of Indemnity Agreement entered into between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.01 to the Form S-1).

ITEM 16.    Exhibits.

        The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number		Exhibit Title
4.01		Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.03 to the Form S-1).
4.02		Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.05 to the Form S-1).
4.03		Form of Specimen Certificate for the Registrant's common stock (incorporated herein by reference to Exhibit 4.01 to the Form S-1).
4.04		Third Amended and Restated Investors Rights Agreement dated July 29, 1998, as amended October 15, 1998 (incorporated herein by reference to Exhibit 4.04 to the Form S-1).
4.05	*	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant.
5.01	**	Opinion of Fenwick & West LLP.
23.01	**	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Independent Accountants.
24.01	*	Power of Attorney.

*
Previously filed.

**
To be filed by amendment.

ITEM 17.    Undertakings.

        The undersigned Registrant hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 16th day of April, 2002.

SILICON IMAGE, INC.
By:	/s/ DAVID D. LEE David D. Lee Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID D. LEE David D. Lee	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 16, 2002
/s/ ROBERT G. GARGUS Robert G. Gargus	Vice President, Finance and Administration and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 16, 2002
* David A. Hodges	Director	April 16, 2002

Keith McAuliffe	Director

Andrew S. Rappaport	Director
* Ronald V. Schmidt	Director	April 16, 2002
* Douglas C. Spreng	Director	April 16, 2002
*By:	/s/ DAVID D. LEE
David D. Lee Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Exhibit Title
4.01		Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.03 to the Form S-1).
4.02		Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.05 to the Form S-1).
4.03		Form of Specimen Certificate for the Registrant's common stock (incorporated herein by reference to Exhibit 4.01 to the Form S-1).
4.04		Third Amended and Restated Investors Rights Agreement dated July 29, 1998, as amended October 15, 1998 (incorporated herein by reference to Exhibit 4.04 to the Form S-1).
4.05	*	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of the Registrant.
5.01	**	Opinion of Fenwick & West LLP.
23.01	**	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Independent Accountants.
24.01	*	Power of Attorney.

*
Previously filed.

**
To be filed by amendment.

QuickLinks

PROSPECTUS
Silicon Image, Inc. Up to 6,444,046 Shares of Common Stock
TABLE OF CONTENTS
SUMMARY
Silicon Image, Inc.
The Offering
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. Other Expenses of Issuance and Distribution.
  ITEM 15. Indemnification of Directors and Officers.
  ITEM 16. Exhibits.
  ITEM 17. Undertakings.
SIGNATURES
EXHIBIT INDEX